As Filed with the Securities and Exchange Commission on December 14, 2004.
                                                          Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                            STARPHARMA HOLDINGS LTD.
                                (ACN 078 532 180)
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212)-815-2095
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                        For Further Information Contact:

                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212) 815-2095

         It is proposed that this filing become effective under Rule 466

                           |_| immediately upon filing

                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                         Proposed maximum     Proposed maximum      Amount of
            Title of each class of                         Amount         Aggregate price        aggregate        registration
          Securities to be registered                 to be registered      per unit (1)     offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         10,000,000             $.05               $500,000          $63.35
Depositary Receipts, each American Depositary Share       American
evidencing ten (10) common shares of Starpharma          Depositary
Holdings Ltd.                                              Shares
==============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
                  or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (9), (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that Starpharma Holdings Ltd.            Paragraph (11)
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December _____________, 2004, among Starpharma Holdings Ltd. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of December ____________, 2004, among Starpharma Holdings Ltd., The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 14, 2004.

                                        By: THE BANK OF NEW YORK,
                                              as Depositary

                                        By: \s\ Joanne DiGiovanni
                                            ------------------------------------
                                            Name:  Joanne DiGiovanni
                                            Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Starpharma Holdings Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on December 14, 2004.

                                            STARPHARMA HOLDINGS LTD.

                                        By: \s\ Bernard Rogers
                                            ------------------------------------
                                            Name:  Bernard Rogers
                                            Title: Company Secretary

      Each of the undersigned hereby constitutes and appoints Bernard Rogers his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 14, 2004.

Name                              Title
----                              -----

\s\ John W. Raff                  Chief Executive Officer
-------------------------------   (Principal Executive Officer)
John W. Raff

\s\ Bernard Rogers                Company Secretary
-------------------------------   (Principal Financial & Accounting Officer)
Bernard Rogers

\s\ Peter T. Bartels              Director
-------------------------------
Peter T. Bartels

\s\ Peter M. Colman               Director
-------------------------------
Peter M. Colman

\s\ Rass Dobinson                 Director
-------------------------------
Rass Dobinson

\s\ Leon Gorr                     Director
-------------------------------
Leon Gorr

\s\ Peter J. Jenkins              Director
-------------------------------
Peter J. Jenkins

\s\ Donald J. Puglisi             Authorized Representative in the United States
-------------------------------
Puglisi & Associates
By: Donald J. Puglisi
    Managing Director

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of December ____, 2004, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.